ZEN Begins Commercial Collaborations

Guelph, Ontario, July 30th, 2020 - ZEN Graphene Solutions Ltd. ("ZEN", or the "Company") (TSXV:ZEN) is pleased to announce it has commenced collaborations with research teams at a number of personal protective equipment (PPE) manufacturers to incorporate ZEN's virucidal graphene ink into commercial products, including masks, gloves, gowns and other clothing following Zen's promising results for an antiviral, graphene-based ink formulation from The University of Western Ontario's ImPaKT Facility, biosafety Level 3 lab.

The company continues to optimize its proprietary formulation for dosage and delivery mechanism for highest antiviral impact. The next phase of testing is currently underway at the ImPaKT Facility and includes a preferred mask fabric, from one of our collaborators, coated in ZEN's virucidal ink exposed to and tested against the COVID-19 virus.

Dr. Francis Dubé CEO commented, "Based on results so far and our discussions with the team at Western, we are quickly moving to integrate our material into commercial products with partners who wish to increase the level of COVID-19 protection their products currently offer."

ZEN continues to be interested in collaborating with any PPE manufacturer that is looking to incorporate an antiviral compound into their products with the goal of bringing them to market and help the fight against COVID-19.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.